United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 7, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

7 December 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

This announcement replaces the announcement released at 15:00 GMT on 7 December 2018, where the Aggregate number of ordinary shares of EUR 0.01 each purchased was incorrectly included in the table in place of the Volume weighted average price paid per share (USX). The table below now includes the correct information.

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
30 November 2018	28	48.24	48.24	48.240000	BATS Global Markets Secondary Exchange (“BYX”)
30 November 2018	30,000	48.11	48.61	48.263705	New York Stock Exchange (“NYSE”)
30 November 2018	84,972	48.22	48.40	48.325322	OTC Markets (“OTC”)
3 December 2018	100	47.68	47.68	47.680000	CBOE BZX Equity Exchange (“BATS”)
3 December 2018	100	47.63	47.63	47.630000	Boston Stock Exchange (“BSE”)
3 December 2018	9,000	47.615	47.685	47.680222	CFX Alternative Trading (“CFX”)
3 December 2018	2,506	47.615	47.685	47.676608	IEXG (“IEX”)
3 December 2018	2,444	47.62	47.68	47.660360	NASDAQ (“NASDAQ”)
3 December 2018	118,151	47.62	48.40	47.832843	NYSE
3 December 2018	57,600	47.615	48.16	47.964019	OTC
3 December 2018	1,699	47.62	47.62	47.620000	NYSE Arca (“PSE”)

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
3 December 2018	100	47.63	47.63	47.630000	CBOE EDGA Equity Exchange (“XDEA”)
3 December 2018	300	47.62	47.68	47.640000	CBOE EDGX Equity Exchange (“XDEX”)
4 December 2018	4,056	47.79	48.09	47.926548	BATS
4 December 2018	2,326	47.81	48.34	47.954841	BSE
4 December 2018	1,925	47.82	48.115	48.016410	BYX
4 December 2018	6,797	47.81	48.39	48.036497	CFX
4 December 2018	1,100	47.98	48.12	48.013636	IEXG
4 December 2018	6,662	47.81	48.29	48.078238	NASDAQ
4 December 2018	200	48.00	48.05	48.025000	NYSE National Exchange (“NSX”)
4 December 2018	73,230	47.78	48.38	48.035975	NYSE
4 December 2018	101,709	47.78	48.39	48.097165	OTC
4 December 2018	100	48.05	48.05	48.050000	Nasdaq PSX (“PHLX”)
4 December 2018	2,398	47.85	48.34	48.005867	PSE
4 December 2018	200	47.96	48.05	48.005000	XDEA
4 December 2018	1,297	47.80	48.34	48.036261	XDEX
6 December 2018	397	47.67	47.77	47.719622	BATS
6 December 2018	200	47.67	47.78	47.725000	BSE
6 December 2018	100	47.77	47.77	47.770000	BYX
6 December 2018	100	47.78	47.78	47.780000	IEXG
6 December 2018	909	47.67	47.79	47.740715	NASDAQ
6 December 2018	100	47.67	47.67	47.670000	NSX
6 December 2018	115,704	46.88	47.77	47.351108	NYSE
6 December 2018	400	47.665	47.77	47.718750	OTC
6 December 2018	1,516	47.665	47.775	47.737612	PSE
6 December 2018	200	47.67	47.77	47.720000	XDEA
6 December 2018	274	47.67	47.67	47.670000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	30 November and 3, 4, 6 December 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4651/181207_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 7, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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